Exhibit 4.37

Summary in English of the Telecable Merger Agreement

Consorcio Nekeas, S.A. de C.V. (“Nekeas”) and Galavisión DTH, S. de R.L. de C.V. (“Galavisión DTH”), subsidiaries of Grupo Televisa, S.A.B., entered into a merger agreement with Inmobiliaria Hevi, S.A. de C.V. (“Hevi”), owner of 64.47% of the shares of Cablevisión Red, S.A. de C.V., pursuant to which each of Nekeas, Galavisión DTH and Hevi ceased to exist, and a new company named TTelecom H, S.A.P.I. de C.V. (“TTelecom H”) was created (the “Merger Agreement”). The Merger Agreement was notarized by public deed number 71,822 dated January 8, 2015, granted before Rafael Manuel Oliveros Lara, notary public number 45 of Mexico City.

A. Creation of TTelecom H

Pursuant to Article 226 of the General Companies Law, upon effectiveness of the merger, a new company was formed (TTelecom H), which as of that date owned all the assets, liabilities and equity of each of the merged companies, including any and all of their rights and obligations. The merger was agreed based on the financial statements of each one of the merged companies as of December 17, 2014, which were approved by the shareholders of each of the merged companies.

B. Liabilities of Merged Companies

TTelecom H assumed all liabilities of any nature of the merged companies at the time of the merger. Such liabilities will be paid, in accordance with their terms, by TTelecom H.

C. Shareholding Structure of TTelecom H

As a result of the merger, each of the shareholders of the merged companies became shareholders of TTelecom H. The shareholders of Hevi received Series “A” shares, while the shareholders of Nekeas and Galavisión DTH received Series “B” shares. As a result, the capital stock of TTelecom H, at the time of its incorporation, was represented as follows:

i.	Axel Eduardo Vielma Ordóñez owned 2,184 Series “A” shares.

ii.	Luis Edmundo Vielma Ordóñez owned 1,950 Series “A” shares.

iii.	José Francisco Vielma Ordóñez owned 1,482 Series “A” shares.

iv.	Héctor Vielma Ordóñez owned 1,248 Series “A” shares.

v.	María del Carmen Ordóñez Valverde owned 936 Series “A” shares.

vi.	Grupo Televisa, S.A.B. owned 2,197 Series “B” shares.

vii.	Promo-Industrias Metropolitanas, S.A. de C.V. owned 2 Series “B” shares.

viii.	Villacezan, S.A. de C.V. owned 1 Series “B” share.

D. Applicable Law and Jurisdiction

The parties submitted to the applicable laws of Mexico and to the jurisdiction of the courts sitting in Mexico City, Federal District.